UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

GRUPO AEROPORTUARIO DEL PACIFICO REPORTS

PASSENGER TRAFFIC INCREASE OF 16.3% FOR THE MONTH OF MAY

Guadalajara, Jalisco, Mexico, June 7, 2016 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announced preliminary terminal passenger traffic figures for the month of May 2016, compared to traffic figures for May 2015.

During May 2016, total terminal passengers increased 16.3% in the 13 airports, compared to the same period of the previous year. Domestic passenger traffic presented a 22.3% increase, while international passenger traffic increased 7.7%.

Domestic Terminal Passengers (in thousands):

Airport	May-15	May-16	% Var	Jan-May 15	Jan-May 16	% Var
Guadalajara	534.8	638.7	19.4%	2,540.3	2,911.6	14.6%
Tijuana	382.0	501.7	31.3%	1,773.0	2,366.1	33.5%
Puerto Vallarta	94.1	107.9	14.7%	418.8	475.4	13.5%
Los Cabos	85.0	102.8	21.0%	381.6	450.9	18.2%
Montego Bay	0.7	0.7	8.0%	4.1	3.3	-18.3%
Guanajuato	76.4	90.6	18.5%	341.5	414.4	21.3%
Hermosillo	107.0	128.8	20.4%	497.6	588.7	18.3%
La Paz	54.8	69.2	26.3%	258.4	328.7	27.2%
Aguascalientes	41.3	49.3	19.3%	180.9	212.2	17.3%
Mexicali	48.6	53.4	9.9%	218.5	269.2	23.2%
Morelia	18.2	21.3	16.9%	87.6	109.2	24.7%
Los Mochis	23.7	28.8	21.7%	110.2	136.5	23.9%
Manzanillo	8.9	10.7	20.3%	43.0	47.9	11.2%
Total	1,475.3	1,803.8	22.3%	6,855.5	8,314.2	21.3%

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Saúl Villarreal García, Chief Financial Officer	Maria Barona
Paulina Sanchez Muniz, Investor Relations Officer	Patricia Cruz
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 52 (33) 38801100	Tel: 212 406 3691/212 406 3694
svillarreal@aeropuertosgap.com.mx	gap@i-advize.com
psanchez@aeropuertosgap.com.mx

International Terminal Passengers (in thousands):

Airport	May-15	May-16	% Var	Jan-May 15	Jan-May 16	% Var
Guadalajara	261.5	293.6	12.3%	1,224.2	1,397.2	14.1%
Tijuana	4.1	5.6	37.1%	14.2	24.1	70.3%
Puerto Vallarta	151.5	170.0	12.2%	1,328.1	1,472.6	10.9%
Los Cabos	217.9	234.5	7.6%	1,152.9	1,342.2	16.4%
Montego Bay	298.6	299.6	0.3%	1,687.1	1,742.5	3.3%
Guanajuato	40.2	45.7	13.7%	210.1	228.9	8.9%
Hermosillo	6.0	6.7	13.0%	30.0	34.6	15.4%
La Paz	0.8	0.9	19.1%	5.0	5.5	11.3%
Aguascalientes	13.6	14.2	4.7%	60.3	62.2	3.1%
Mexicali	0.3	0.5	42.5%	1.7	2.2	26.6%
Morelia	20.3	22.1	9.2%	101.7	107.6	5.8%
Los Mochis	0.4	0.4	12.9%	2.1	2.2	2.6%
Manzanillo	3.2	2.8	-13.1%	68.0	55.5	-18.3%
Total	1,018.1	1,096.6	7.7%	5,885.5	6,477.4	10.1%

Total Terminal Passengers (in thousands)1:

Airport	May-15	May-16	% Var	Jan-May 15	Jan-May 16	% Var
Guadalajara	796.3	932.2	17.1%	3,764.5	4,308.7	14.5%
Tijuana	386.1	507.2	31.4%	1,787.2	2,390.3	33.7%
Puerto Vallarta	245.6	277.9	13.1%	1,746.9	1,948.0	11.5%
Los Cabos	302.8	337.3	11.4%	1,534.5	1,793.1	16.9%
Montego Bay	299.2	300.3	0.4%	1,691.2	1,745.8	3.2%
Guanajuato	116.6	136.3	16.9%	551.6	643.3	16.6%
Hermosillo	112.9	135.5	20.0%	527.6	623.3	18.1%
La Paz	55.5	70.1	26.2%	263.3	334.2	26.9%
Aguascalientes	54.8	63.5	15.7%	241.3	274.5	13.8%
Mexicali	48.9	53.9	10.2%	220.2	271.4	23.3%
Morelia	38.4	43.4	12.8%	189.3	216.8	14.6%
Los Mochis	24.1	29.2	21.5%	112.3	138.7	23.5%
Manzanillo	12.1	13.5	11.4%	111.0	103.4	-6.9%
Total	2,493.4	2,900.4	16.3%	12,740.9	14,791.6	16.1%

[1] The column which includes the period January-May 2016 includes an April 2016 update for the Los Cabos airport.

The following items are May highlights from traffic results:

•	Seats and Load Factor: In May 2016, GAP registered a 10.9% increase in the number of seats compared to May 2015. Load factor for the month rose by 4 percentage points, from 81.1% in May 2015 to 85.1% in May 2016.

•	New Routes: Los Cabos to Tijuana and Tijuana to Chihuahua by Aeromexico.

•	Guadalajara: During the month of May, the domestic market was the main growth generator at the Guadalajara airport with a 19.4% increase.

•	Puerto Vallarta: May marked the 37th month of continuous growth for this airport; Southwest airlines contributed the most growth at this airport with 27 thousand new seats operating during the month of May.

•	Los Cabos: Load factors at this airport reached historic record levels at 87.5%.

•	Tijuana: In 2016, this airport experienced the highest percentage growth among the 10 top traffic airports in Mexico. All airlines reported passenger increases in May, with Volaris and VivaAerobus being the airlines with the most growth reported, reaching 72 thousand and 32 thousand additional passengers, respectively.

•	Montego Bay: This airport reported stable traffic performance. In June of this year, Thomson Airlines will operate a new seasonal route from Dublin, Ireland, once per week during the summer months.

* * *

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015 GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake of MBJ Airports Limited, a company operating the Sangster International Airport in Montego Bay, Jamaica.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01-800-563-0047. The web site is http://www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ SAÚL VILLARREAL GARCÍA Name: Saúl Villarreal García Title: Chief Financial Officer

  Date:  June 7, 2016